Exhibit 99.5

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Graham Long

I, Graham Long, P.Geo., as an author of this report entitled “Paracatu Mine, State of Minas Gerais, Brazil National Instrument 43-101 Technical Report” with an effective date of December 31, 2025, prepared for Kinross Gold Corporation, do hereby certify that:

1)	I am Vice President, Exploration with Kinross Gold Corporation of 25 York Street, 17th floor, Toronto, Ontario.

2)	I am a graduate of Concordia University, Montreal in 1988 with a B.Sc. Specialization in Geology.

3)	I am a Professional Geologist registered with the Ordre des Géologues du Québec (OGQ, [No. 01030]) and the Northwest Territories and Nunavut Association of Professional Engineers and Geoscientists (NAPEG, [No. L2076]). I have worked as a geologist for a total of 36 years since my graduation. My relevant experience for the purpose of the Technical Report is:

o	Experience in domestic and international work in exploring orebodies from surface and underground. I have experience in both open pit and underground mining.

4)	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5)	I last visited the Paracatu Mine on 13 June, 2025.

6)	I am responsible for Sections 7, 8, 9 ,10, and relevant portions of 1, 2, 25, 26, and 27 of the Technical Report.

7)	I am not independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8)	I have had prior involvement with the property that is the subject of the Technical Report in my role with Kinross Gold Corporation.

9)	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10)	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated 26th day of March, 2026

(Signed and Sealed) Graham Long

Graham Long, P.Geo